Filed by CoreWeave, Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Core Scientific, Inc./tx

(Commission File No.: 001-40046)

Date: October 16, 2025

The following press release was issued by CoreWeave, Inc. on October 16, 2025 in connection with CoreWeave’s proposed acquisition of Core Scientific, Inc.

CoreWeave Reaffirms Strategic Rationale of its Proposed Acquisition and Financial Benefits to Core Scientific Stockholders

Urges Core Scientific Stockholders to Vote FOR the Proposed Transaction

LIVINGSTON, N.J.— (BUSINESS WIRE) — CoreWeave Inc. (NASDAQ: CRWV), The Essential Cloud for AI, today released the following open letter to stockholders of Core Scientific, Inc. (NASDAQ: CORZ). The letter reaffirms CoreWeave’s commitment to the proposed acquisition of Core Scientific on the previously agreed terms and corrects inaccurate and misleading statements made by Two Seas Capital (“Two Seas”), an event-driven hedge fund specializing in litigation.

Dear Core Scientific Stockholders,

CoreWeave entered into a definitive agreement to acquire Core Scientific in an all-stock transaction on July 7, 2025. This transaction represents the most compelling path forward for Core Scientific stockholders, delivering both immediate premium value and continued participation in the growth of one of the fastest-scaling AI platforms globally. The combination will offer Core Scientific and CoreWeave stockholders the opportunity to benefit from the tremendous upside potential and long-term value creation driven by greater verticalization, operating and financing efficiencies and expanded industry expertise.

We believe that Two Seas’ statements and investor presentation include misleading and misinformed assertions with respect to the proposed acquisition. Below, we correct some of the myths from Two Seas’ investor presentation and provide the reality that they are ignoring:

Myth: That CoreWeave Will Improve Its Offer Value

Reality: The CoreWeave offer announced on July 7, 2025 is best and final

●	CoreWeave has been unequivocal – to Core Scientific and publicly[1] – that we will not modify our offer. Our offer is best and final.

1 Michael Intrator, CEO of CoreWeave: “[U]nder no circumstances will we readdress the bid that we put out. We think it fairly represents the value for [Core Scientific].” Source: Bloomberg News; Oct. 7, 2025

Myth: That Core Scientific’s Standalone Value-Creation Plan is Superior to Our Offer

Reality: The transaction with CoreWeave eliminates the significant risks in Core Scientific’s standalone plan and offers shareholders a more secure and scalable path to long-term value creation

●	The combination with CoreWeave will de-risk Core Scientific’s standalone plan, which involves significant near-term capital expenditures and execution risks associated with securing power, customers and financing -- which will require Core Scientific to pursue substantial debt and/or dilutive equity.

●	Two Seas overlooks the operational challenges and delays that Core Scientific has referenced in its public filings.[2] This transaction instead builds on the significant progress realized by Core Scientific and CoreWeave to date on Core Scientific’s existing sites.

●	The combination will be highly synergistic with significant strategic and financial benefits, including access to capital for Core Scientific that may otherwise be unavailable. Vertically integrating Core Scientific’s data centers will position Core Scientific shareholders to benefit from this compelling opportunity to participate in future value creation.

●	Driven largely by its partnership with CoreWeave, Core Scientific’s stock price increased by ~ 150% in the 13 months prior to the announcement[3] of the transaction (vs. ~25% for peers[4] over that same period), on top of which CoreWeave is paying a historically high premium of 60%.

●	While peers have recently unlocked share price momentum through major strategic or customer announcements, we believe these peers are just now realizing the stock price appreciation that Core Scientific has already realized.

Myth: That Core Scientific Could Find a Better Buyer

Reality: No alternative buyer can match CoreWeave’s scale, alignment, or ability to unlock value from Core Scientific’s assets

●	CoreWeave is Core Scientific’s only HPC customer, representing ~100% of Core Scientific’s HPC colocation revenue and more than 76% of total revenue for 2026E. Core Scientific has signed no other HPC customer since emerging from bankruptcy.

2 Aug. 8, 2025, 10-Q: “While we expect to meet all of our fiscal 2025 ready-for-service ("RFS") dates during fiscal 2025, a variety of weather and construction related delays have moved RFS dates later in fiscal 2025 than previously planned.”

3 Represents price performance from June 3, 2024 to June 25, 2025 (i.e., Core Scientific's last closing price directly prior to CoreWeave's initial approach to acquire Core Scientific to the last closing price directly prior to the Wall Street Journal's report on the transaction)

4 Peers include Riot Platforms, Terawulf, Hut 8, Applied Digital, IREN, Bitfarms, HIVE Digital, and Marathon Holdings

●	In CoreWeave’s opinion, any acquirer would simply be buying the right to become CoreWeave’s landlord.

●	No other bidder has ever surfaced for Core Scientific – neither since the deal announcement nor at any time since the June 2024 announcement of CoreWeave’s initial approach; the emergence of an alternative bidder has always been and continues to be incredibly unlikely given Core Scientific’s close relationship with CoreWeave.

CoreWeave remains confident that this transaction represents the most compelling path forward for Core Scientific stockholders.

We encourage Core Scientific’s stockholders to think objectively about Core Scientific’s standalone prospects and the significant risks involved with executing on a standalone plan. The proposed acquisition by CoreWeave addresses key execution risks that would otherwise be borne by Core Scientific’s stockholders.

Core Scientific will be holding a Special Meeting on October 30, 2025 at 10:00AM Eastern time to vote on the CoreWeave transaction. Stockholders of record as of the close of business on September 19, 2025, are entitled to vote at the meeting. CoreWeave strongly recommends that all Core Scientific stockholders vote “FOR” the merger proposal and return the WHITE proxy card.

Michael Intrator
Chief Executive Officer, Co-founder

About CoreWeave
CoreWeave is The Essential Cloud for AI™. Built for pioneers by pioneers, CoreWeave delivers a platform of technology, tools, and teams that enables innovators to move at the pace of innovation, building and scaling AI with confidence. Trusted by leading AI labs, startups, and global enterprises, CoreWeave serves as a force multiplier by combining superior infrastructure performance with deep technical expertise to accelerate breakthroughs. Established in 2017, CoreWeave completed its public listing on Nasdaq (CRWV) in March 2025. Learn more at www.coreweave.com.

Important Additional Information Will be Filed with the SEC
In connection with the proposed transaction between CoreWeave, Inc. (“CoreWeave”) and Core Scientific, Inc. (“Core Scientific”), CoreWeave and Core Scientific have filed and will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”). On August 20, 2025, CoreWeave filed with the SEC a registration statement on Form S-4 (the “Form S-4”), as amended (No. 333-289742) to register shares of CoreWeave common stock and warrants (and shares of common stock underlying those warrants) to be issued in connection with the proposed transaction. The Form S-4 was declared effective by the SEC on September 26,

2025, and CoreWeave filed the related prospectus with the SEC on September 26, 2025 (the “Prospectus”). Also on September 26, 2025, Core Scientific filed the definitive proxy statement with respect to the proposed transaction (the "Proxy Statement"). The Prospectus and the Proxy Statement were first mailed to stockholders of Core Scientific on or about September 26, 2025. This communication is not a substitute for the Form S-4, the Proxy Statement, the Prospectus or any other document that CoreWeave or Core Scientific (as applicable) have filed or may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF COREWEAVE AND CORE SCIENTIFIC ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT, THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Form S-4, the Proxy Statement and the Prospectus, as well as other filings containing important information about CoreWeave or Core Scientific, without charge at the SEC’s Internet website (http://www.sec.gov). Copies of the documents filed with the SEC by CoreWeave are and will be available free of charge on CoreWeave’s internet website at https://coreweave2025ipo.q4web.com/financials/sec-filings/ or by contacting CoreWeave’s investor relations contact at investor-relations@coreweave.com. Copies of the documents filed with the SEC by Core Scientific are and will be available free of charge on Core Scientific’s internet website at https://investors.corescientific.com/sec-filings/all-sec-filings. The information included on, or accessible through, CoreWeave’s or Core Scientific’s website is not incorporated by reference into this communication.

Participants in the Solicitation
CoreWeave, Core Scientific, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Core Scientific and a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Proxy Statement (File No. 001-40046) in the section titled “Interests of Core Scientific’s Directors and Executive Officers in the Merger,” including the documents incorporated by reference therein, which is available at: sec.gov/Archives/edgar/data/1839341/000114036125036346/ny20053622x1_defm14a.htm. Information about the directors and executive officers of CoreWeave is set forth in CoreWeave’s Prospectus dated March 27, 2025, which was filed with the SEC on March 31, 2025 pursuant to Rule 424(b) under the Securities Act of 1933, as amended, relating to the Registration Statement on Form S-1, as amended (File No. 333-285512) (and which is available at: https://www.sec.gov/Archives/edgar/data/1769628/000119312525067651/d899798d424b4.htm). These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, is contained in the Proxy Statement, the Prospectus and other relevant materials filed with the SEC.

No Offer or Solicitation
This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS
This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address future business and financial events, conditions, expectations, plans or ambitions, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words, but not all forward-looking statements include such words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of CoreWeave and Core Scientific, that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the completion of the proposed transaction on anticipated terms, or at all, and timing of completion, including obtaining Core Scientific stockholder approval for the proposed transaction; uncertainty in the value of the consideration that Core Scientific stockholders would receive in the proposed transaction, if completed, due to fluctuations in the market price of CoreWeave common stock; anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the proposed transaction, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; the ability of CoreWeave and Core Scientific to integrate their businesses successfully and to achieve anticipated synergies and value creation; potential litigation relating to the proposed transaction that could be instituted against CoreWeave, Core Scientific or their respective directors and officers; the risk that disruptions from the proposed transaction will harm CoreWeave’s or Core Scientific’s business, including current plans and operations and that management’s time and attention will be diverted on transaction-related issues; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; rating agency actions and CoreWeave’s and Core Scientific’s ability to access short- and long-term debt markets on a timely and affordable basis; legislative, regulatory and economic developments and actions targeting public companies in the artificial intelligence, power, data center and crypto mining industries and changes in local, national or international laws, regulations and policies affecting CoreWeave and Core Scientific; potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the proposed transaction that could affect CoreWeave’s and/or Core Scientific’s financial performance and operating results; certain restrictions during the pendency of the proposed transaction that may impact Core Scientific’s ability to pursue certain business opportunities or strategic transactions or otherwise operate its business; acts of terrorism or outbreak of war, hostilities, civil unrest, attacks against CoreWeave or Core Scientific and other political or security disturbances; dilution caused by CoreWeave’s issuance of additional shares of its securities in connection with the proposed transaction; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the impacts of pandemics or other public health crises, including the effects of government responses on people and economies; global or regional changes in the supply and demand for power and other market or economic conditions that impact demand and pricing; changes in technical or operating conditions, including unforeseen technical difficulties; development delays at CoreWeave and/or Core Scientific data center sites, including any delays in the conversion of such sites from crypto mining facilities to high-performance computing sites; those risks described in the section titled “Risk Factors” in CoreWeave’s Prospectus dated March 27, 2025, filed with the SEC on March 31, 2025 pursuant to Rule 424(b) under the Securities Act of 1933, as amended, relating to the Registration Statement on Form S-1, as amended (File No. 333-285512), Part II, Item 1A of CoreWeave’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, filed with the SEC on August 13, 2025 and subsequent reports on Forms 10-Q and 8-K; those risks described in Part II, Item 1A of Core Scientific’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, filed with the SEC on August 8, 2025, Part I, Item 1A of Core Scientific’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 27, 2025 and subsequent reports on Forms 10-Q and 8-K; and those risks described in the section titled “Risk Factors” in the Proxy Statement and the Prospectus available from the sources indicated above.

These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the Proxy Statement and the Prospectus. While the list of factors presented here is, and the list of factors presented in the Proxy Statement and the Prospectus are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. You should not place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes; actual performance and outcomes, including, without limitation, CoreWeave’s or Core Scientific’s actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which CoreWeave or Core Scientific operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Neither CoreWeave nor Core Scientific assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Neither future distribution of this communication nor the continued availability of this communication in archive form on CoreWeave’s or Core Scientific’s website should be deemed to constitute an update or re-affirmation of these statements as of any future date.

Contacts
Press@coreweave.com
https://www.coreweave.com/about-us